Phone (317) 285-1877
One American Square, P.O. Box 368 Indianapolis, IN 46206-0368
OneAmerica Financial Partners, Inc.

June 8, 2010

VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0104
Attention: Filing Desk

Re:	Request for Withdrawal of Application of American United Life Insurance Company and AUL
American Unit Trust for an Application for an Order under Section 26(c) of the Investment
Company Act of 1940, as amended (“Act”) for approving the substitution of securities issued by the Vanguard Variable Insurance Fund Small Company Growth Portfolio (cusip-921925889) for securities issued by the Vanguard Explorer Fund (cusip-921926101) filed June 7, 2010
File No. 812-13779

Ladies and Gentlemen:

On behalf of the applicants identified above, we hereby request that the application in the above-referenced matter filed on June 7, 2010, under AUL American Unit Trust be withdrawn. The application was filed in error under Form 40-APP and File No. 812-13779 will be re-filed under Form 40-OIP.

Should you have any questions concerning the Application, please contact the undersigned at (317) 285-1588.

Sincerely,

                  /s/ Richard M. Ellery
Richard M. Ellery
Associate General Counsel